

Rueil, october 06, 2004


04045574

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci sells US subsidiary, SKE Support Services, Inc ;
- Eurovia (Vinci group), via its Czech and US subsidiaries, wins several contracts worth more than €500 million overall ;
- Eurovia (Vinci group) further strengthens its position in Spain by acquiring the Trabit civil engineering company.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com



Rueil-Malmaison, 13 September 2004

VINCI sells US subsidiary, SKE Support Services, Inc.

VINCI has sold SKE Support Services, Inc. to a wholly owned subsidiary of Firstgroup for the sum of $28 million. SKE Support Services specialises in providing services to the US military, focusing particularly on the United States. **The company generated net sales in the order of €60 million in** 2003.

Press contact: Pierre Coppey
Tel: +33 1 47 16 30 08
Fax: +33 1 47 16 33 88
This press release is available in French, English and German on VINCI's website: www.vinci.com

EUROVIA

PRESS RELEASE

Eurovia (VINCI group), via its Czech and US subsidiaries, wins several contracts worth more than €500 million overall

24 september 2004

Eurovia (VINCI group) has just been awarded eight major contracts abroad, worth more than €500 million overall.

In the United States, the bid tendered by its Hubbard subsidiary has been selected and it will carry out highway widening and pavement repairs work in the state of Florida.

- In West Palm Beach, the company will build two new lanes on a 7.5-km section of the I-95 highway, worth €61.3 million.
- In Orlando, the €59 million contract covers the widening of an 8-km section as well as pavement repairs on the SR 408.

In Central Europe, three contracts for the modernisation of railways have been granted within the framework of partnerships to its SSZ subsidiary.

- In the Czech Republic, renovation work, worth €85 million, will be carried out between the Zabreh and Krasikov stations.
- Starting out from the main station of Prague, the capital of the Czech Republic, teams will restore rail links between the North and the East, including the construction of 4.7 km in new railway sections, worth €89 million.
- Finally, in Slovakia, a €35 million project will be carried out to modernise the line linking Bratislava with Trnava.

Moreover, SSZ will build three highway and trunk road sections in the Czech Republic.

- An €85 million contract covers the building by a partnership of two new sections of the D47 highway, spanning 8.7 km in all.
- A €65 million project bears on the building of a 5.8-km deviation around Karlovy Vary.
- Another project, worth €22 million, consists in building a 6.7-km section linking Chomutov to Krimov on the I/7 trunk road.

Eurovia (VINCI group), a world leader in roadworks, operates in 17 countries. With a work force of 35,000, the company posted net sales of €5.3 billion in 2003.

EUROVIA PRESS CONTACT > Sabrina Thibault
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
sthibault@eurovia.com

EUROVIA

PRESS RELEASE

Eurovia (VINCI Group) further strengthens its position in Spain by acquiring the Trabit civil engineering company

1 October 2004

Eurovia (VINCI Group) has acquired the Spanish civil engineering company Trabit. Operating primarily in the greater Madrid area, Trabit generates annual net sales of 25 million euros. The company, which specialises in road construction and maintenance, holds multi-year maintenance contracts awarded by the city of Madrid. Trabit is supported by substantial industrial capacity, owning, in particular, a 50% interest in the Portrabisa company which produces around 500,000 tonnes of asphalt mix annually.

With this acquisition, Eurovia reinforces its presence on the Iberian peninsula, where it has been operating since 1989 through its subsidiary Probisa. Generating annual net sales of 150 million euros, Probisa has built a number of high-profile motorway projects (M-501 - West exit of Madrid; N-VI Madrid-La Coruna) and is currently expanding its operations in the field of multi-year maintenance contracts. Probisa also holds a position of leadership in road technology in Spain, the company's Madrid laboratory is an integral part of the Eurovia Research and Development Centre.

Eurovia, a subsidiary of the VINCI Group, is a world leader in roadworks. The company has 35,000 employees and operates in 17 countries; in 2003 it generated net sales of 5.3 billion euros.

EUROVIA PRESS CONTACT > Sabrina Thibault
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
sthibault@eurovia.com

A subsidiary of VINCI